Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company
Correvio Pharma Corp. (“Correvio” or the “Company”)
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia
Canada V6J 4S7
Item 2:	Date of Material Change
August 7, 2019
Item 3:	News Release
A news release announcing the material change was issued on August 7, 2019 through Canada Newswire and a copy was subsequently filed on SEDAR.
Item 4:	Summary of Material Change
Correvio announced that it closed its previously announced underwritten public offering (the “Offering”) of 9,200,000 common shares from treasury, including the underwriter’s full exercise of its option to purchase 1,200,000 additional common shares, at a price to the public of US$1.50 per common share, for aggregate gross proceeds to the Company of US$13,800,000, before deducting the underwriting commission and estimated Offering expenses payable by the Company.
Item 5:	Full Description of Material Change
5.1	Full Description of Material Change
Correvio announced that it closed its previously announced Offering of 9,200,000 common shares from treasury, which includes the underwriter’s full exercise of its option to purchase 1,200,000 additional common shares, at a price to the public of US$1.50 per common share, for aggregate gross proceeds to the Company of US$13,800,000, before deducting the underwriting commission and estimated Offering expenses payable by the Company.
Cantor Fitzgerald & Co. acted as the sole book-running manager in connection with the Offering. H.C. Wainwright & Co. acted as financial advisor to the Company in connection with the Offering.
Correvio intends to use the net proceeds from the Offering for preparations for future product launches, including the NDA filing for BRINAVESS (vernakalant (IV)), and potential business development opportunities. In addition, Correvio intends to use a portion of the proceeds to meet the Company’s liquidity requirements under the CRG Term Loan. Any remaining net proceeds from the Offering will be used for working capital and general corporate purposes.
The securities described above were offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on July 6, 2018 and were offered in each of the provinces of Canada other than Quebec by way of a final prospectus supplement to the Company’s short form base shelf prospectus. A preliminary prospectus supplement and accompanying prospectus relating to the Offering, and a final prospectus supplement and accompanying prospectus relating to the Offering were filed with the SEC and the securities regulatory authorities in Canada.
The Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq.

5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7:	Omitted Information
Not applicable.
Item 8:	Executive Officer
Justin Renz, President and Chief Financial Officer Telephone: 604-677-6905
Item 9:	Date of Report
August 9, 2019.